Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 24, 2021 to Prospectus dated June 26, 2020

Registration No. 333-239467

DOMINION ENERGY, INC.

FINAL TERM SHEET

March 24, 2021

	2021 Series A 1.45% Senior Notes due 2026	2021 Series B 3.30% Senior Notes due 2041
Issuer:	Dominion Energy, Inc.	Dominion Energy, Inc.
Principal Amount:	$600,000,000	$500,000,000
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable outlook) BBB (positive outlook) BBB+ (stable outlook)	Baa2 (stable outlook) BBB (positive outlook) BBB+ (stable outlook)
Trade Date:	March 24, 2021	March 24, 2021
Settlement Date (T+7)**:	April 5, 2021	April 5, 2021
Final Maturity Date:	April 15, 2026	April 15, 2041
Interest Payment Dates:	April 15 and October 15	April 15 and October 15
First Interest Payment Date:	October 15, 2021	October 15, 2021
Optional Redemption:	Make Whole Call at T+10 bps prior to March 15, 2026; Par Call on or after March 15, 2026	Make Whole Call at T+20 bps prior to October 15, 2040; Par Call on or after October 15, 2040
Treasury Benchmark:	0.500% due February 28, 2026	1.875% due February 15, 2041
Benchmark Yield:	0.809%	2.206%
Spread to Benchmark:	+65 bps	+110 bps
Reoffer Yield:	1.459%	3.306%
Coupon:	1.45%	3.30%
Price to Public:	99.956%	99.912%
Proceeds to the Company Before Expenses:	99.356%	99.162%
CUSIP/ISIN:	25746UDJ5/US25746UDJ51	25746UDK2/US25746UDK25
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC
Co-Managers:	Academy Securities, Inc. and Drexel Hamilton, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 24, 2021, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Credit Suisse Securities (USA) LLC	1-800-221-1037 (toll-free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll-free)
SMBC Nikko Securities America, Inc.	1-888-868-6856 (toll-free)
Truist Securities, Inc.	1-800-685-4786 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the seventh business day following the date of this final term sheet (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding four business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.